FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the period December 29, 2006

SANPAOLO IMI S.p.A.

(Exact name of registrant as specified in its charter)

Piazza San Carlo 156
10121 Turin, Italy

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form  20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

JOINT PRESS RELEASE

EFFECTS OF FULFILLING ANTITRUST AUTHORITY’S MEASURES ON NET INCOME FORECASTED IN THE MERGER DOCUMENT

Milano, Torino, December 29, 2006 – Upon CONSOB’s request, this communication clarifies the effects of fulfilling Italian Competition Authority’s measures on net income forecasted in the Informational Document regarding the merger by incorporation of Sanpaolo IMI S.p.A. with and into Banca Intesa S.p.A., published on November 17, 2006.

With a measure of December 20, 2006, the Competition and Market Authority (“A.G.C.M.”) has authorised the merger by incorporation of Sanpaolo IMI S.p.A. with and into Banca Intesa S.p.A., conditionally to carrying out the commitments assumed by Banca Intesa inasmuch as it is the surviving company, which are summarised here:

a)   disposal of 197 branches, through transparent and non-discriminatory procedures, to one or more third parties that are independent and non-shareholders;

b)   cession to Crédit Agricole, by October 12, 2007, of the networks of Cariparma and Friuladria, for a total of 452 branches, in addition to a group of other branches (193) and of Po Vita;

c)   non-opening, for a period of two years, of new branches, in 19 Provinces;

d)   dissolution of the joint venture with CAAM s.g.r. and the relevant distribution agreement;

e)   disposal to independent third-party subjects of a business consisting of an organised complex of activities and structures directed toward the production and management of Branch I, III and V life insurance policies, represented by 1,133 branches of: i) the savings banks controlled by Intesa Casse del Centro, ii) Sanpaolo Banco di Napoli and iii) other branches of Banca Intesa operating in the same geographical areas; the distribution capacity of the third-party subject will be guaranteed through an exclusive agreement with said business that will have a duration of no less than six years, tacitly renewable for a further three years, save for notice to quit on the part of the purchaser;

f)    abstention from the distribution of Branch I, III and V life insurance policies produced by i) Intesa Vita and/or Generali through bank branches headed by Gruppo Sanpaolo IMI prior to merger and ii) Eurizon Vita through bank branches headed, on the same date, by Gruppo Banca Intesa;

g)   adoption of suitable measures so that the members of the Supervisory Board and the Management Board of the New Bank expressed by Generali, or in any case having direct or indirect personal ties to Generali, do not participate in the discussion or vote on resolutions that have as their direct object the business strategy of Eurizon and its subsidiaries in the production and/or distribution of Branch I, III and V life insurance policies, and do not influence the business strategies of these companies in any way.

Having said that, it is observed, as already specified in the Informational Document (p. 55), that the merger does not entail variations in the main type of business of the two Groups.

The implementation of the prescriptions contained in the above-mentioned Measure does not cause any repercussion as regards this profile, nor does it alter the objectives of the merger, as outlined in section 2.2. of the Informational Document.

In Chapter 3 of the Informational Document, indications have been furnished about the significant effects of the merger, specifying that the Business Plan of the New Group will be prepared within the first six months of 2007.

On the basis of a projection of the pluriannual Business Plans approved by the Boards of Directors of the two banks, integrated by a preliminary estimate of the possible cost and revenue synergies deriving from the merger, a set of targets have been indicated in the Informational Document (p. 55), to be achieved in 2009, which is the year foreseen for the conclusion of the new Business Plan and the envisaged full unfolding of the effects of the integration.

In preparing these projections, a set of assumptions and hypotheses were employed, among which an “estimate of the economic/financial projections concerning the asset disposal to Crédit Agricole”. In so doing, the effects of the agreement signed by Banca Intesa and Crédit Agricole on October 11, 2006 therefore had already been taken into account, which agreement the A.G.C.M. has judged favourably as being a suitable measure for overcoming the competitive risks tied to the increase in the market shares that will be brought about as a consequence of the merger.

As concerns any effects of the other measures prescribed by the A.G.C.M on the forward-looking indications contained in the Informational Document, it is clarified that:

a)   the disposal of an additional 197 branches has a marginal economic impact on the New Group, taking into account the proceeds from said disposal, which will be able to be invested in operational activities of the New Group, or the financial yield of the liquidity obtained;

b)   the stand-alone plans do not provide for openings of branches in the 19 Provinces for which the freeze has been introduced;

c)   the dissolution of the joint venture with CAAM s.g.r. and the relevant distribution agreement will not alter the commission flow foreseen on the part of the distribution networks and any cash outlay would be offset by the profitability of the company;

d)   the disposal to independent third-party subjects of a business consisting of an organised complex of activities and structures directed toward the production and management of Branch I, III and V life insurance policies, represented by 1,133 branches, will not alter the commission flow foreseen on the part of the distribution networks;

e)   the abstention from the distribution of Branch I, III and V life insurance policies produced by i) Intesa Vita and/or by Generali through the bank branches headed by Gruppo Sanpaolo IMI prior to the merger and ii) Eurizon Vita through the bank branches headed by Gruppo Banca Intesa on the same date, is coherent with the methodology adopted for the calculation of the economic and financial projections, inasmuch as in the stand-alone projections of the two Groups cross-distribution was not foreseen, nor had synergies between the two distribution factories been assumed.

Having taken all these elements into account, it is deemed appropriate to confirm the economic/financial targets previously announced and, in particular, the overall objective of achieving a 2009 net income of approximately €7 billion, indicated in Chapter 3 of the Informational Document.

As regards this confirmation, please note that an integration to the Informational Document and an attached updating of the Report by the Reconta Ernst & Young independent audit firm on the forward-looking data - already attached to the Informational Document published on November 17, 2006 - were notified to Consob and Borsa Italiana S.p.A. and are available for the public at the Registered office of both Banca Intesa S.p.A. in Milano, Piazza Paolo Ferrari, 10 and Sanpaolo IMI S.p.A. in Torino, Piazza San Carlo 156, as well as on the two Companies’ website, www.bancaintesa.it and www.grupposanpaoloimi.com (and as of January 1, 2007 on Intesa Sanpaolo’s website www.intesasanpaolo.com).

The Banca Intesa securities referred to herein that will be issued in connection with the merger described herein have not been, and are not intended to be, registered under the U.S. Securities Act of 1933 (the “Securities Act”) and may not be offered or sold, directly or indirectly, into the United States except pursuant to an applicable exemption. The Banca Intesa securities will be made available within the United States in connection with the merger pursuant to an exemption from the registration requirements of the Securities Act.

The merger described herein relates to the securities of two foreign (non-U.S.) companies and is subject to disclosure requirements of a foreign country that are different from those of the United States.  Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under U.S. federal securities laws, since Banca Intesa and Sanpaolo IMI are located in Italy, and some or all of their officers and directors may be residents of Italy or other foreign countries. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that Banca Intesa may purchase securities of Sanpaolo IMI otherwise than in the merger, such as in open market or privately negotiated purchases.

You should be aware that Sanpaolo IMI may purchase securities of Banca Intesa otherwise than in the merger, such as in open market or privately negotiated purchases.

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking information and statements about Sanpaolo IMI S.p.A. and Banca Intesa S.p.A. and their combined businesses after completion of the merger. Forward-looking statements are statements that are not historical facts.  These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance.  Forward-looking statements are generally identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates” and similar expressions. Although the managements of Sanpaolo IMI S.p.A. and Banca Intesa S.p.A. believe that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Sanpaolo IMI S.p.A. and Banca Intesa S.p.A. shares are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanpaolo IMI S.p.A. and Banca Intesa S.p.A., that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements.  These risks and uncertainties include those discussed or identified in the public documents sent by Sanpaolo IMI S.p.A. and Banca Intesa S.p.A. to CONSOB and under “Risk Factors” in the annual report on Form 20-F for the year ended December 31, 2005 filed by Sanpaolo IMI S.p.A. with the SEC on June 29, 2006.  Except as required by applicable law, neither Sanpaolo IMI S.p.A. nor Banca Intesa S.p.A. undertakes any obligation to update any forward-looking information or statements.

Investor Relations		Media Relations
Andrea TAMAGNINI		Costanza SCLAPON
+39 02 87943180		+39 02 87963531
investorelations@bancaintesa.it		stampa@bancaintesa.it
www.bancaintesa.it

Relazioni Esterne		Investor Relations
Filippo VECCHIO		Dean QUINN
+39 011 5557747		+39 011 5552593
infomedia@sanpaoloimi.com		investor.relations@sanpaolimi.com
www.sanpaoloimi.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANPAOLO IMI S.p.A.

By:	/s/ James Ball
Name: James Ball
Title: Head of International Strategy, London Branch

Date: December 29, 2006